UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2010
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

RAYONIER - JESUP MILL
SAVINGS PLAN FOR HOURLY EMPLOYEES

RAYONIER INC.
1301 Riverplace Boulevard
Jacksonville, Florida 32207
Telephone Number: (904) 357-9100
(Principal Executive Office)
(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER - JESUP MILL
SAVINGS PLAN FOR HOURLY EMPLOYEES
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010
Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the
Rayonier - Jesup Mill Savings Plan for Hourly Employees
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier - Jesup Mill Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 28, 2011

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2010	2009
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$32,019,468	$29,553,780

Receivables:
Notes receivable from participants	897,180	562,161
Accrued interest and dividends	2,237	1,684
Employer contributions	7,412	5,448
Participant contributions	40,069	33,039
Total receivables	946,898	602,332

NET ASSETS AVAILABLE FOR BENEFITS,
BEFORE ADJUSTMENT	32,966,366	30,156,112

Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts (Note 2)	(1,431,178)	(1,079,627)
NET ASSETS AVAILABLE FOR BENEFITS	$31,535,188	$29,076,485

The accompanying notes are an integral part of these financial statements.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

ADDITIONS TO NET ASSETS:	2010
Net appreciation in fair value of investments (Note 4)	$2,430,047
Interest and dividends (Note 5)	745,301
Interest on notes receivable from participants	30,208
Employer contributions	503,801
Participant contributions	3,030,812
6,740,169

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(3,797,151)

Net increase	2,943,018

Transfers of assets from this plan (Note 1)	(484,315)

Net assets available for benefits:
Beginning of year	29,076,485
End of year	$31,535,188

The accompanying notes are an integral part of these financial statements.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the Rayonier - Jesup Mill Savings Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all full-time, hourly-paid, bargaining unit employees of the Jesup mill of Rayonier Inc. ("Sponsor" or the "Company"). Certain part-time employees at the Jesup mill are also eligible to participate in the Plan. Eligible full-time employees may join at the first of the month following 90 days of service. A part-time employee is eligible for participation upon completion of 1,000 hours of service in a consecutive twelve-month period of employment measured from the date on which such employee's service commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Massachusetts Mutual Life Insurance Company ("MassMutual") serves as the custodian and record keeper of the Plan, and maintains and administers the Plan's investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan's investment in Rayonier Inc. Common Stock Fund and is administered by State Street Corporation (“State Street”).
Subsequent Event
Effective June 3, 2011, Reliance Trust Company replaced State Street as Trustee.
Contributions
Each year, a participant may contribute from two percent to 16 percent of eligible earnings. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution to the Plan equal to 35 percent of the first six percent of each participant's base compensation contributed to the Plan. As employees hired after March 2009 are not eligible for the Company's pension plans, these employees receive an enhanced retirement contribution in accordance with the collective bargaining agreement in addition to the standard matching contribution. For the years ended December 31, 2010 and 2009, the enhanced retirement contribution was $1,250 annually for each eligible employee.
Matching Company contributions and the enhanced retirement contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time.
Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant's account is credited with the participant's contribution and the related Company contribution. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings thereon at all times. Participants vest in the Company's contributions at a rate of 20 percent per year of service; full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $4,292 for the year ended December 31, 2010. During 2010, forfeitures of $1,254 were utilized to reduce employer contributions. An insignificant amount of interest income is

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

earned on the funds held in this account. At December 31, 2010 and 2009, the balance in forfeited, non-vested accounts totaled $4,104 and $714, respectively, and remains available in the Mass Mutual Fixed Income Fund (“MassMutual GIA”).
Transfers
The Company maintains several defined contribution plans for its employees depending upon their employment status. If a participant transfers into a different plan during the year, the participant can elect to transfer their account balance into the corresponding plan. The transfer would be included in a “Transfers of assets” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at end of year.
Upon enrollment in the Plan, participants may direct their contributions and balance transfers in one percent increments to any of the funds. Participants are prohibited from transferring into Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Effective April 2009, participant loans were made available. Participants may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant's vested balance or (b) $50,000 reduced by the participant's highest outstanding loan balance, if any, during the prior one-year period. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of retirement (including early retirement) or in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, and are based on the fully vested balance of their account. The options available for the payment of benefits include lump sum or annual payments over a future period. Under the IRC, payment of benefits must commence by age 70-1/2. In the event of termination of employment before retirement, a participant's account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals may be made on a before-tax basis, after-tax basis or a combination thereof pursuant to provisions in the Plan and subject to Internal Revenue Service ("IRS") criteria. Distributions from before-tax accounts are allowable before attaining the age of 59-1/2 in the case of death, permanent and total disability, or financial hardship. Existence of financial hardship will be evaluated based on IRS criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
New or Recently Adopted Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-25 which requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, the participant loans were classified as investments and were subject to fair value disclosure. The amendments are effective for fiscal years ending after

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

December 15, 2010 and have been applied retrospectively to the prior period presented. The Company's application of this guidance had no effect on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010. The Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009 have segregated the notes receivable from plan participants from the investments measured at fair value.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fully benefit-responsive investment contracts such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standard, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The guaranteed interest rate was 3.50 percent and 3.80 percent as of December 31, 2010 and 2009, respectively. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

	December 31,
Average yields	2010	2009

Based on actual earnings	3.13%	3.41%
Based on interest rate credited to participants	3.13%	3.41%

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. See Note 3 - Fair Value Measurements below for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009. Delinquent participant loans are reclassified as distributions based upon the terms of the plan documents.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant's balance and reflected as a component of net gain from investment in plan assets.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2010:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$16,403,226	$16,403,226
Rayonier Inc. Common Stock Fund	6,224,015	—	—	6,224,015
Pooled Separate Investment Accounts
Large Cap Equity	—	7,004,364	—	7,004,364
Asset Allocation/Retirement	—	1,015,094	—	1,015,094
Intermediate Term Bond	—	593,640	—	593,640
International Equity	—	435,876	—	435,876
Small Cap Equity	—	190,955	—	190,955
Mid Cap Equity	—	152,298	—	152,298

Investments at Fair Value	$6,224,015	$9,392,227	$16,403,226	$32,019,468

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2009:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$16,082,781	$16,082,781
Rayonier Inc. Common Stock Fund	5,423,767	—	—	5,423,767
Pooled Separate Investment Accounts
Large Cap Equity	—	7,043,707	—	7,043,707
Asset Allocation/Retirement	—	765,889	—	765,889
International Equity	—	126,016	—	126,016
Small Cap Equity	—	49,837	—	49,837
Intermediate Term Bond	—	38,078	—	38,078
Mid Cap Equity	—	23,705	—	23,705

Investments at Fair Value	$5,423,767	$8,047,232	$16,082,781	$29,553,780

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2010.
Level 1 -Rayonier Inc. Common Stock Fund - fair value measured using the unit value calculated from observable market values of the stock plus short-term investment fund.
Level 2 -MassMutual Pooled Separate Investment Accounts - fair value measured using unit value calculated from the net assets of the underlying pool of securities.
Level 3 -MassMutual GIA - fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.
Changes in the fair value of the Plan's Level 3 assets during the year ended December 31, 2010 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$16,082,781
Interest Income	574,031
Change in fair value of fully benefit-responsive
investment contract	354,524
Purchases, (issuances), and (settlements)	(608,110)
Balance, end of year	$16,403,226

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

4.	Investments
The investments that represented five percent or more of the Plan's Net Assets Available for Benefits as of December 31, were as follows:

	2010	2009
MassMutual GIA	$16,403,226	$16,082,781
MassMutual Select Indexed Equity Fund	6,870,150	7,039,848
Rayonier Inc. Common Stock Fund	6,224,015	5,423,767

During 2010, the net appreciation in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Pooled Separate Investment Accounts	$1,200,933
Rayonier Inc. Common Stock Fund	1,229,114
Net Appreciation in Fair Value of Investments	$2,430,047

5.	Dividends
The Plan received regular cash dividends of $2.04 per share on Rayonier stock owned, totaling $236,319 for the year ended December 31, 2010.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier common stock. As the Company is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 113,148 and 121,859 shares of Rayonier common stock, respectively, which represented 0.14 and 0.15 percent, respectively, of the total shares outstanding. Additionally, the Plan Sponsor paid certain expenses totaling $163,425.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
In January 2011, the IRS informed the Plan Administrator by letter that the Plan is qualified under Section 401(a) of the IRC. Although the Plan has been amended since filing the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2009. No reconciliation is required for financial statements as of December 31, 2010, as the statements match Form 5500 for that period.

2009
Net assets available for benefits per the financial statements	$29,076,485
Less: Contributions receivable at December 31, 2009	(38,487)
Net assets available for benefits per Form 5500	$29,037,998

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
PLAN NUMBER 033
EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Current Value
*	MassMutual GIA	Stable Value	$16,403,226
*	MassMutual Select Indexed Equity Fund	Large Cap Core	6,870,150
*	Rayonier Inc. Common Stock Fund	Company Stock Fund	6,224,015
*	PIMCO Total Return	Intermediate Term Bond	593,640
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	381,023
*	Oppenheimer Developing Markets	Emerging Markets Equity	327,902
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	302,294
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	243,668
*	Northern Mid-Cap Index	Mid Cap Core	152,298
*	Invesco Van Kampen Small-Cap Growth	Small Cap Growth	116,274
*	Wells Fargo Advantage Dow Jones Target 2015	Asset Allocation	87,059
*	American EuroPacific Growth	International Large Core	77,618
*	MassMutual Select Small Co. Value	Small Cap Value	74,681
*	Eaton Vance Large-Cap Value	Large Cap Value	71,302
*	American Growth America	Large Cap Growth	62,912
*	Northern International Equity Index	International Large Core	30,356
*	Wells Fargo Advantage Dow Jones Target Today	Asset Allocation	1,050
*	Notes Receivable from Participants (a)	Participant Loans	897,180
			$32,916,648

(a)	The loans bear fixed interest rates of 4.25 percent with maturities through April 24, 2016.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier - Jesup Mill Savings Plan for Hourly Employees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Rayonier - Jesup Mill Savings Plan for Hourly Employees
(Name of Plan)
/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator
June 28, 2011